UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Jorge de Figueiredo Correa, nº 1632, parte
CEP 13087-397 - Jardim Professora Tarcilla, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly-held Company

CNPJ 02.429.144/0001-93 - NIRE 353.001.861-33

MATERIAL FACT

CPFL Energia S.A. (“CPFL Energia”), pursuant to the Material Fact disclosed on May 21, 2019, informs that it has executed, on the date hereof, with its controlling shareholder, State Grid Brazil Power Participações S.A. (“State Grid”), a share purchase and sale agreement for the acquisition, by CPFL Energia, of the entirety of the equity interest directly held by State Grid in CPFL Energia Renováveis S.A. (“CPFL-R”), a publicly-held company indirectly controlled by CPFL Energia (the “Purchase and Sale Agreement”).

The Purchase and Sale Agreement was negotiated independently by CPFL Energia and State Grid’s representatives and provides that the shares issued by CPFL-R held by State Grid will be acquired by CPFL Energia for the price of BRL 16.85 per share (“Acquisition Price”). The Acquisition Price was approved by the Board of Directors of CPFL Energia, in view of the favorable recommendation of CPFL Energia’s independent members of the Related Party Transactions Committee, based on the indicative price range contemplated in CPFL-R’s shares appraisal report independently prepared, pursuant to the Material Fact disclosed on May 21, 2019.

CPFL Energia shall use the totality of the net funds obtained with the recently concluded CPFL Energia’s public offering to fund the acquisition of the shares issued by CPFL-R.

The operation will enable the creation of potential synergies between CPFL Energia and its subsidiaries, corresponding to a first step of a possible broader restructuring still to be evaluated involving CPFL Energia, CPFL-R and other subsidiaries.

The information required by CVM Instruction No. 480/09 in relation to the transaction will be available for consultation on CVM’s website (http://sistemas.cvm.gov.br), as well as on CPFL Energia’s Investor Relations website (www. cpfl.com.br/ri).

CPFL Energia will keep its shareholders and the market informed on the progress of the subject matters informed herein.

Campinas, August 29, 2019.

YueHui Pan

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 29, 2019

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.